Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
THE CERTIFICATE OF INCORPORATION
OF
MORGAN GROUP HOLDING CO.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Morgan Group Holding Co., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.	The name of the Corporation is Morgan Group Holding Co.

2.	Article IV of the Certificate of Incorporation is hereby amended so that the following heading and paragraphs be inserted at the end of second full paragraph of such Article to read as follows:

D. Reverse Stock Split

Effective at 5:30 p.m., Eastern Time, on the date of the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each 100 shares of the Corporation’s Common Stock, par value $0.01 per share (“Common Stock”),  issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder thereof, be combined and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional interests as described below.  Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the reverse stock split. In lieu of any fractional shares to which a stockholder would otherwise be entitled, the Corporation shall pay cash in a pro rata amount of the aggregate cash proceeds, net of brokerage fees and other costs and any required withholding for taxes, from the sales of all fractional shares aggregated into whole shares and sold in the open market at the prevailing market price by an agent designated by the Corporation. Cash payments in lieu of fractional shares shall be paid upon surrender of the stock certificates by stockholders who hold their shares represented by stock certificates.

3.
Each stock certificate or book-entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book-entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time in accordance with the foregoing paragraph); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, as authorized by the Board of Directors, a new certificate or book-entry evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined. The foregoing amendments were duly adopted in accordance with the provisions of Section 242 and Section 228 (by the written consent of the stockholders of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed by a duly authorized officer this 10th day of June, 2020.

MORGAN GROUP HOLDING CO.

By:	/s/ Vincent M. Amabile, Jr.
Name:	Vincent M. Amabile, Jr.
Title:	Chairman and Chief Executive Officer